Mail Stop 03-05

								June 2, 2005


Mr. Gary Wolfe
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004

Re:	Quintana Maritime Limited
	Registration Statement on Form S-1
	File No. 333-124576, filed on 5/3/05

Dear Mr. Wolfe:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Front Cover

1. Please provide on a supplemental basis the cover art and any graphics you intend to use in this prospectus prior to printing the red herrings. You should use clear graphics, which contain concise language. Artwork that does not convey the business purpose and language that strays beyond a limited scope will not be appropriate inside the front cover. Please refer to Section VIII of the Division of Corporation Finance March 31, 2001 Current Issues and Rulemaking
Projects Quarterly Update available at www.sec.gov.


2. Please delete the reference to "Joint Book-Running Manager" on the cover page.
Back Cover
3. Please move the dealer prospectus delivery obligation from page i to the back cover page. See Item 502(b) of Regulation S-K.

Prospectus Summary, page 1

4. Please indicate in one of the opening paragraphs that you had no revenue and your net losses for the period from inception to March 31,
2005.

Our Fleet, page 2

5. Please include a column in your table to indicate which ships are not yet acquired, rather than only by footnote.

6. Please refer to the columns for "Charter" and "Charter
Expiration
Date."   Please consider revising these columns to make it easy to
determine which ship the charter or charter date refers to.

7. We note footnote (5). Please supplementally tell us the significance of this designation. Is it unusual that the charterer`s obligations are guaranteed by a third-party?

Our Competitive Strength, page 3

8. Given that your company has a very limited number of employees, please revise your disclosure to discuss the burden of providing your own technical management. In addition, if you believe that you gain a competitive advantage by not outsourcing technical management of vessels, please explain whether (and if so, why) you intend to begin outsourcing in 2006.

9. Please revise to distinguish here, and in other places in the summary, when you are talking about your current operations, and when you are discussing operations taking into account your future acquisitions of ships. You may talk about what you plan to do but you should present that discussion in the context of your current situation, together with a timeline which sets forth the obstacles and benchmarks (financial and otherwise) that you must achieve along the way. Similarly revise the discussion under Business, page 58.


Our Business Strategy, page 3
10. The summary should a balanced view of the company`s business strategy. Currently, your summary lists your competitive strengths without discussing potential problems associated with your strategy that could affect your future success. Because you are in the early stages of your development, it appears appropriate that you also discuss here the most significant risks associated with the offering.

Summary Consolidated Financial Data, page 7
Selected Consolidated Financial Data, page 28
11. Please revise your disclosures to include the company`s basic and diluted earnings per share. Refer to the guidance outlined in Instruction 2 to Item 301 of Regulation S-K.

Because we are a new company... a more seasoned company, page 8

12. Please clarify that your entire three vessel fleet commenced operations in April and that you intend to add new ships to your fleet in the future. Revise the registration statement throughout, as necessary.

We have not yet adopted... will declare dividends, page 8

13. You state throughout the registration statement that you have not adopted a dividend policy. However, this offering, which contemplates the payment of one-time dividends to your sole stockholder, would appear to reflect a dividend policy decision. Please clarify, if true, that you have not set a dividend policy, other than your decision to pay dividends in connection with this offering. Revise the registration statement throughout, as necessary.

Restrictive covenants in our term loan facility... restrictions on us, page 10

14. If there are risks that you may be unable to meet or maintain financial covenants or ratios, please disclose the ratios and covenants in the Risk Factors section and show how you currently satisfy the ratios or covenants, so that investors can assess these risks as well.

Unless we set aside reserves... cash flows and income, page 11

15. Please indicate whether you intend to set aside reserves. If so, please indicate whether the amounts set aside are material to your operations.


The international drybulk shipping sector is cyclical... results of operations, page 15

16. Revise the title of this risk factor to clarify that hire rates for ships like yours are at historical highs currently. The risk is not that there are significant changes, but that we may be at the peak of the cycle.

The market value of our vessels.. adversely affect our operating results, page 16
17. Please revise to address the risk that you may not be able to draw down the full amount of your new credit facility if the market value of your fleet declines in its own risk factor, with its own appropriately captioned subheading. Please more fully explain how your credit facility is linked to vessel value (for instance, is your credit line limited to some percentage of your vessels` market value).
18. Similarly, it appears the risk that declining vessels could cause you to breach some of the covenants that might be contained in the agreements relating to you indebtedness should be its own risk factor.
To the extent that there are certain covenants which you must maintain, and you may be unable to meet these covenants, please disclose the covenants and how you currently satisfy these covenants, so that investors can assess the risks associated with continued compliance.

If we do not implement...timely and reliable manner, page 20

19. Please expand this discussion to address how the company will be adversely affected if you are "unable to provide the financial information that a publicly traded company is required to provide in a timely and reliable fashion."

Use of Proceeds, page 23

20. Please revise the Use of Proceeds table when you file the red herring using the middle of the range.

21. Please disclose approximately how much of the proceeds will be used to fund the purchase price of any remaining vessels.

22. We note the disclosure on page 35, footnote 1, regarding your plans to pay for the balance of the vessels through a combination of financings and use of proceeds. It appears to us that should be clarified here. Refer to Instruction 3 to Item 504 of Regulation S-K.

Capitalization, page 25
23. We note from the disclosures provided on page 25 under "Capitalization" that your sole shareholder will make a contribution of capital prior to the offering. We also note that you plan to use a portion of the offering proceeds to pay a dividend to your sole shareholder immediately prior to the offering. Please revise to include a pro forma balance sheet alongside the company`s historical balance sheet giving effect to these changes in capitalization that are expected to occur in connection with your planned offering. This pro forma balance sheet should give effect to the capital contribution and the subsequent dividend payment but not to the related offering proceeds that will be required to fund the dividend. Additionally, your statement of operations should be revised to disclose pro forma earnings per share giving effect to the number of shares to be issued in the offering whose proceeds would be required to fund the dividend.
Refer to the guidance outlined in SAB Topic 1:B:3.

Management`s Discussion and Analysis of Financial Condition and Results of Operations, page 29
24. We note that the MD&A section of your document does not discuss the company`s results of operations. Please revise your disclosures to discuss the nature and amounts of general and administrative expense that your company has incurred since it commenced operations.

Liquidity and Capital Resources, page 32
25. You state that you intend to enter into a revolving credit facility on or about the closing date of this offering for purposes of funding your future acquisitions of vessels. You also state that you have not yet entered into a commitment letter from a prospective lender, and you are unable to assure that you will be able to obtain a revolving credit facility, or do so on favorable terms. As the "Business" and "Risks Factors" sections of your document indicate that your growth strategy involves increasing your presence in the bulk carrier market through the strategic acquisition of vessels, please tell us and expand the disclosures in the liquidity section of your document to discuss (1) the amount of committed capital you are seeking through a revolving credit facility (2) the potential effects that the inability to successfully obtain a revolving credit facility would have on your business, (3) whether your company is relying upon this revolving credit facility to supplement its term loan facility in the acquisition of your remaining vessels that are currently on order,
(4) how much additional financing is required for the acquisition of your vessels that are already on order, if you are relying upon this facility, and (5) your company`s alternative plan for obtaining the financing required for future vessel acquisitions.
26. We note per the discussion on page 15 in the risk factors section of your document that your company is merely a holding company and that your subsidiaries will conduct all of your operations and own all of your significant assets. As you state further that the ability of your company`s subsidiaries to make distributions to your company could be affected by a claim of a third party or Marshall Islands law, please tell us and disclose the nature and terms of any restrictions under Marshall Islands law which would affect the ability of your consolidated subsidiaries to transfer funds to the company by dividend or loan. If any such restrictions exist, also expand your disclosures in MD&A and the notes to your financial statements to state how they will affect your company`s ability to meet its financial obligations, and how your company plans to address such circumstances. Refer to the requirements of Rule 4-08(e)(3) of Regulation S-X.

Business, page 58

27. Please revise the prospectus to discuss your plan of operations, including a discussion of your financial needs for the remainder of the fiscal year. Refer to Item 101 of Regulation S-K.

Our Fleet, page 62
28. We note from the review of your table, which presents the company`s fleet as of April 30, 2005, that all of your vessels have been acquired from the second-hand market. As such, it would appear that these vessels were involved in revenue generating activities at the time they were acquired. In this regard, please explain how you have considered the provisions of Rule 11-01(d) of Regulations S-X and the factors outlined in EITF 98-3 in determining whether the vessels which you have purchased, or have commitments to purchase, constitute a business for which audited financial statements and pro forma financial information should be provided pursuant to Rules 3-05 and
11-01 or Regulation S-X. As part of your response, please address whether you acquired the rights to any previously contracted time charters, in connection with the purchase of any of your vessels; and if so, explain why you do not believe the acquired vessels and contracts constitute a business.
29. Assuming a satisfactory response to the above comment, please expand your disclosure in MD&A to indicate why the vessels do not constitute a business for which audited financial statements and pro forma financial information would be required.

30. Please revise to clarify in the introductory paragraph to the chart that some of the ships are yet to be delivered. Also, please include a column to indicate that some of the ships are not yet delivered, rather than just providing this discussion in a footnote.

31. Please revise your table to indicate whether King Coal has a sister ship.


Management, page 72

32. Please provide 5-year employment histories for Corbin
Robertson,
Jr., Corbin Roberston III, Joseph Edwards, and Hans Mende. Also, please affirmatively state, if true, that each director and executive officer has held his position since the company`s formation in January
2005.

Compensation, page 73

33. Please include the tabular disclosure required under Item 402 of
Reg. S-K or supplementally tell us why you do not believe this disclosure is necessary.

Equity Incentive Plan, page 73
34. We note that your company intends to adopt an equity incentive plan, under which options to acquire the company`s common stock may be granted to officers, employees and directors of the company. If the company plans to grant options prior to or in connection with its planned public offering, please tell us and revise the MD&A section to your document to discuss the number of options to be granted, the expected terms of those options, and the amount of expense that the company expects to recognize in connection with the option grants. Your response and your revised disclosure should also explain how any expense to be recognized will be determined

Principal Shareholders, page 74

35. In your next amendment, please provide a completed table of beneficial ownership for shares beneficially owned prior to the offering or advise.

Related Party Transactions, page 76

36. Please disclose what protections you have in place to assure minority shareholders that their interests will be protected from affiliated transactions in the future.

Tax Considerations, page 86

37. Replace the language stating investors "should consult" with their own tax advisors with language suggesting or encouraging them to do so.

Underwriting, page 94

38. We note your disclosure on page 96 regarding electronic offerings.
If any member of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares please advise us of that and supplementally confirm that their procedures have been cleared with us. Any electronic offer, sale of distribution should be reflected in this section. If you become aware of any members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response.

39. In that regard, please tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. If you subsequently enter into any such arrangements, promptly supplement your response.
40. Please supplementally advise us whether or not you are going to have a directed share program. If you are, please provide us with all materials that you will provide to potential purchasers of any shares in the directed share program.

41. The first full paragraph on page 96 gives the impression that you will share the costs of the total offering with another party. However, on page 12 you indicate that the costs of the offering will be borne solely by the company and its wholly-owned subsidiaries. Please clarify.

Index to the Financial Statements
Consolidated Statement of Operations, page F-4
42. Pleased disclose the weighted-average number of outstanding common shares used in your calculation of earnings per share. Also, revise your earnings per share computation to give retroactive effect to the stock split that you intend to effect immediately prior to the offering as discussed on page 26 of the registration statement. The effect of this stock split should also be given retroactive effect in your balance sheet. Refer to the requirements of paragraph 54 of SFAS
No. 128 and SAB Topic 4:C.

Notes to the consolidated financial statements
Significant Accounting Policies
Revenues and expenses, page F-8
43. We note your disclosure indicating that costs associated with voyage charters are recognized on a pro-rata basis over the duration of the voyage. Although we acknowledge that your company had not commenced operations as of the date of your financial statements, please tell us why you believe your intended expense recognition policy is appropriate and in accordance with the guidance outlined in
EITF 91-9. If you do not believe that the use of your expense recognition method, as opposed to the methods outlined in EITF 91-9, will have a significant impact on your future results of operations, please revise both the "Critical Accounting Policies" section of your document and Note 2 to your financial statements to specifically state that such impact is expected to be immaterial and provide the reasons why.

Advances for Vessel Deposits, page F-10
44. We note that you have capitalized $115,314 of expenses and included them in advances for vessel deposits. It appears, based upon
Note 5 to your financial statements, that $43,230 of these capitalized expenses relate to vessel management fees that you have incurred prior to the delivery of the vessels. Please revise your financial statements to account for these management fees as an expense or tell us why you believe it is appropriate to capitalize such costs as a part of the vessel acquisition price. Also, tell us the nature of the other expenses that you have capitalized.

Related Party Transactions, page F-10
45. We note the discussion on page 20 in your discussion of "Risks Relating to Our Common Stock" that certain parties will beneficially own a significant amount of your common stock giving them a substantial influence over your corporate transactions and other matters. Please revise the notes to your financial statements to disclose the existence of this ownership concentration that provides certain parties with the ability to significantly influence your operations. Refer to the requirements of paragraph 2 of SFAS No.57.
46. Also revise your footnote to disclose how Quintana Minerals Corporation is affiliated with the company and indicate whether any compensation was received by the company`s Chief Executive Officer in connection with the consulting agreement discussed in Note 4.

Subsequent Events, page F-11
47. We note that subsequent to the date of your balance sheet, your company has borrowed $150 million under a bridge loan facility, which was used to finance the purchase price of certain of your vessels being acquired. As you have not yet repaid the bridge loan facility using the proceeds from your subsequently entered term loan facility, please revise your disclosures to state both the interest rate and maturity date of your bridge loan facility.


Exhibits
48. Please obtain a revised consent which refers to the report of Deloitte dated May 3, 2005 rather than May 2, 2005.

49. We note the discussion of the opinion of Seward & Kissell LLP regarding Marshall Islands Tax Considerations on page 86, but do not see in the exhibit list an indication that a tax opinion will be filed. Please advise.

Other
50. Please consider the financial statement updating requirements outlined in Rule 3-12 of Regulation S-X, upon filing your revised document.
51. Please provide a currently dated consent from the independent public accountant in your amended document.

52. In your next amendment, omit only that information allowed to be omitted by Rule 430(A) of the Securities Act of 1933.


*	*	*

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Closing

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Jeffrey Sears at (202) 551-3302 or Linda Cvrkel at (202) 551-3813, if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or me at (202) 551-3210 with any other questions.

Sincerely,



Susan C. Block
Attorney-Advisor


cc:	Via Facsimile
	Gary J. Wolfe, Esq.
      Seward & Kissel

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Quintana Maritime Limited
June 2, 2005
Page 1